Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

Immutep to Present Interim Results from TACTI-mel Clinical Trial in Global Webcast

Chief Medical Officer Dr. Frederic Triebel to Present at the

3rd Annual Advances in Immuno-Oncology Congress

SYDNEY, AUSTRALIA – May 17, 2018 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep“ or “the Company“), a biotechnology company developing novel immunotherapy treatments for cancer and autoimmune diseases, advises that its Chief Medical Officer and Chief Scientific Officer, Dr. Frédéric Triebel, will present interim results from the three initial patient cohorts of its ongoing TACTI-mel Phase I clinical trial in a global webcast and Q&A. The webcast will also include an update on the Company’s clinical immuno-oncology combination program.

Dr. Triebel will also present a subset of these interim results at the 3rd Annual Advances in Immuno-Oncology Congress, on 25 May 2018 in London, UK. The presentation, titled “Two ACTIve Immunotherapies in melanoma (TACTI-mel): results of a phase I trial with metastatic melanoma patients treated with a soluble LAG-3 receptor (LAG-3Ig or eftilagimod alpha) as an antigen presenting (APC) activator combined with pembrolizumab” will be released to the market to coincide with the event and made available on the Company’s website.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a potential first-in-class major histocompatibility complex class II (“MHC II”) agonist and antigen presenting cell (“APC”) activator. Efti is a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti, unlike blocking antibodies, is unique as it uses LAG-3 itself as a tool to activate the immune system via MHC II molecules.

The TACTI-mel Phase I clinical trial is a multi-center, open-label clinical trial evaluating the combination of efti with pembrolizumab (KEYTRUDA®) for unresectable or metastatic melanoma. As previously disclosed, interim results from the first three cohorts was expected in H1 2018. The trial remains ongoing, following its expansion by an additional cohort, with results from this additional cohort expected in H2 2018.

Investor Webcast Details

The webcast will be hosted by Dr. Triebel, Marc Voigt, CEO and Christian Mueller, Director of Clinical Development.

Date & Time:	Wednesday, May 30, 2018, 8:00am Australian Eastern Standard Time Tuesday, May 29, 2018, 6:00pm US Eastern Daylight Time

Register:     Interested investors can register via a link to the webcast on the Company’s website at Clinical Results of Ongoing Melanoma Study and Update on Eftilagimod Alpha Clinical Development Strategy or via the following link.

https://fnn.webex.com/fnn/onstage/g.php?MTID=edd0388586f757aa2ea7d890e6193f64a

A replay of the webcast will also be available at www.immutep.com from the day after the event.

About the TACTI-mel clinical trial

The ongoing TACTI-mel (Two ACTive Immunotherapies in melanoma) Phase I clinical trial is a multi-center, open-label, dosing escalating (1, 6 or 30 mg of eftilagimod alpha or “efti”) study evaluating the combination of efti with pembrolizumab for 6 months, starting at treatment cycle 5 in unresectable or metastatic melanoma patients that have had either a suboptimal response or had disease progression with pembrolizumab monotherapy (clinicaltrials.gov identifier NCT 02676869). The initial study consists of three cohorts of six patients.

In February 2018, Immutep expanded the TACTI-mel study by an additional cohort of 6 patients at 30 mg of efti in combination with pembrolizumab starting at cycle 1 and with a treatment duration of 12 months. As announced on March 22, 2018, the first patient from this additional cohort has received their first dose.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). Additional LAG-three products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

For the latest company presentation slides, please visit http://www.immutep.com/investors-media/presentations.html

For the latest video update on Immutep, please visit the Video section of the Company’s website.

Further information can be found on the Company’s website www.immutep.com or by contacting:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Media:

Sharon Golubchik, Antenna Group

+1 (201) 465-8008; sharon@antennagroup.com